Exhibit 6.20

OPTION TO PURCHASE

This Option to Purchase Agreement (“ Agreement”) is entered into as of January 29, 2019, by and between American Diversified Energy, LLC, a Delaware limited liability company (“Grantee”) and American CNG Energy, LLC, a Florida limited liability company, (“Grantor”), with reference to the following facts:

A. Grantor is the manager of, and owner of, all of the outstanding units of limited liability interest (“Manager’s Units”) of California CNG Partners, LLC, a California limited liability company (the “Company”), which is the manager of, and has a controlling interest in, Diamond Bar CNG Partners, LLC (“Diamond Bar”), a Delaware limited liability company.

B. Diamond Bar operates a Compressed Natural Gas (“CNG Station”) station located at 21865 Copley Dr. Diamond Bar, CA 91765.

C. Grantor or desires to grant to Grantee an option to purchase the Company upon the terms and conditions set forth herein, and Grantee desires to acquire such option (the “Option”).

NOW THEREFORE, in consideration of the mutual covenants set forth herein, and other good hereby and valuable consideration, the receipt and sufficiency of which, is hereby acknowledged, the parties agree as follows:

1. The Option. Grantor grants Grantee the exclusive Option to purchase, for a period of twelve months from the date of this Agreement (“Option Period”), the Manager’s Units in the Company. Grantor shall not present any information to other prospective buyers about the Company or the operation of the CNG Station.

2. The Option Price. The Option Price is One-Hundred-Thousand-Dollars ($100,000) payable to Grantor upon execution of this Agreement.

3. Exercise Price. The Exercise Price for the purchase of the Manager’s Units in the Company shall be based on a net income formula of the CNG Station and percentage of interest that the Company owns in Diamond Bar. The purchase price shall be fifteen times the annual net income of the CNG Station, multiplied by the percentage interest that the Company owns in Diamond Bar. For example, if the net income is $100,000, then the purchase price shall be $1,500,000 times 53.57%, the percentage of Diamond Bar actually owned by the Company, or $803,550. Grantee shall have the right to inspect all financial records related to the CNG Station sixty (60) days prior to the end of the Option Period.

4. The CNG Station. Grantor shall deliver the CNG Station to Grantee in good working order at the time of the closing. Such good working order status shall be the result of an inspection of the equipment by an independent third party. The cost of the inspection shall be paid 50/50 by both Grantee and Grantor. At the time of the completed inspection, both Grantee and Grantor shall review the inspection report and finalize the purchase price.

5. Application and Refund of Option Price. The Option Price shall be applied towards the purchase price. Grantee may cancel this Agreement at any time during the Option Period and shall be refunded the entire amount of the Option Price. Grantee will give Grantor a thirty-day notice of Grantee’s intent to cancel the Agreement. Grantor, after receipt of Grantee’s declination notice, shall promptly refund the Option Price at the end of the Option Period. Should Grantor notify Grantee of its inability to refund the Option Price at the end of the Option Period, Grantee, at Grantee’s sole election, may agree to either accept repayment of One Hundred Fifty Percent (150%) of the Option Price payable in six (6) quarterly payments commencing 10 days after Grantee’s election or acceptance by Grantee of Fifty-One Percent (51%) of the Manager’s Units.

Should Grantee not exercise the Option and fail to give notice of cancellation, then Grantor shall retain the Option Price.

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6. Notice of Exercise. Grantee may exercise this Option by giving written notice to Grantor specifying a date for closing which shall be no more that a year from the date of this Agreement. Such notice shall be given thirty-days in advance of a proposed closing date.

7. Material Change. During the term of this Agreement, Grantor shall carry on the business in the usual and ordinary manner, up to and including, the closing date of the sale; however, if there are any material changes in the business of the CNG Station, the Grantor must notify Grantee of such changes in the business.

8. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto expressly canceled.

9. Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law and venue shall be in the state and federal courts in the County of Orange, State of California. The prevailing party in any action or arbitration arising out of or relating in any way to this Agreement, shall not be entitled to attorneys fees.

10. Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or 48 hours -after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified at such party’s address or facsimile number as set forth below or as subsequently modified by written notice.

11. Amendment. This Agreement may be amended only by the unanimous written consent of the parties hereto.

12. Incorporation of Recitals and Exhibits. All Recitals to this Agreement are incorporated herein, as material parts of this Agreement, and all Recitals shall survive execution of this Agreement.

13. Assignability. Neither party may assign this Agreement or the rights and obligations thereunder to any third party without the prior express written approval of the other party which shall not be unreasonably withheld.

14. Severability. In the event that any of the provisions, or portions thereof of this Agreement are held to be illegal, unenforceable, or invalid by any court of competent jurisdiction, the legality, enforceability, and validity of the remaining provisions, or portions thereof shall not be affected thereby, and, in lieu of the illegal, unenforceable, or invalid provision, or portion thereof there shall be added a new legal, enforceable, and valid provision as similar in scope and effect as is necessary to effectuate the results intended by the deleted provision or portion.

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American Diversified Energy LLC

By:	/s/ Julio Macedo
Julio Macedo
Manager of AD Partners LLC
Manager
Date: _________________

Grantor:

American CNG Energy, LLC

By:	/s/ Julio Macedo
Julio Macedo, Manager
Date: _________________

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